UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SEG Partners Long/Short Equity Fund

(Name of Subject Company (Issuer))

SEG Partners Long/Short Equity Fund

(Name of Filing Person(s) (Issuer))

CLASS I and CLASS A SHARES OF BENEFICIAL INTEREST

(Title of Class of Securities)

815789-201 (Class I)

815789-102 (Class A)

(CUSIP Number of Class of Securities)

Jennifer Vinsonhaler
Select Equity Group, L.P.

380 Lafayette Street
New York, New York 10003

(212) 475-8335

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person(s))

With a copy to:

Joshua B. Deringer, Esq.

Faegre Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103-6996

(215) 988-2700

and

David L. Williams, Esq.

Faegre Drinker Biddle & Reath LLP
320 South Canal Street, Suite 3300

Chicago, IL 60606

(312) 569-1000

January 2, 2026

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1.	SUMMARY TERM SHEET.

●	SEG Partners Long/Short Equity Fund (the “Fund”) is offering to purchase Shares (as defined below) in the Fund (the “Offer”) in an amount up to approximately 25.00% of the net assets of the Fund (or approximately $39,470,341, or approximately 1,522,003 Shares outstanding as of December 31, 2025) from shareholders of the Fund (the “Shareholders”) at their net asset value (that is, the value of the Fund’s total assets minus its total liabilities, including accrued fees and expenses, multiplied by the proportionate interest in the Fund a Shareholder desires to tender) (“NAV”), calculated as of the Valuation Date (as defined below), less any Early Repurchase Fee (as defined below) due to the Fund in connection with the repurchase. As used in this Schedule TO, the term “Share” or “Shares” refers to the shares of beneficial interest in the Fund or fractions thereof that constitute the classes offered by the Fund designated as Class I (“Class I Shares”) and Class A (“Class A Shares”) that are tendered by Shareholders pursuant to the Offer, and includes all or some of a Shareholder’s Shares as the context requires. The net asset value per Class I Share and Class A Share as of the close of business on December 31, 2025 was $25.94 and $25.78, respectively. Shareholders that desire to tender Shares for purchase must do so by 11:59 p.m., Eastern Time on January 30, 2026 (the “Initial Notice Due Date”), subject to any extension of the Offer made in the absolute discretion of the Fund’s Board of Trustees (the “Board”). The later of the Initial Notice Due Date or the latest time and date that the Fund designates as the deadline and expiration date for Shareholders to tender Shares for purchase is called the “Notice Due Date,” and is the date upon which the Offer expires. The NAV of Shares will be calculated for this purpose as of March 31, 2026, or at a later date determined by the Fund if the Offer is extended (in each case, the “Valuation Date”).

●	A Shareholder may tender all its Shares or some of its Shares. An investor tendering for repurchase less than all of its Shares must maintain an account balance of at least $50,000 after the repurchase is effected. If an investor tenders an amount of Shares that would cause the investor's account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be repurchased from the investor so that the required minimum balance is maintained. The Fund may also repurchase all of the investor's Shares of the Fund.

●	A Shareholder who tenders Shares prior to holding such Shares for 12 consecutive months may be subject to an “Early Repurchase Fee” payable to the Fund equal to 2.00% of the amount requested to be purchased, to be netted against withdrawal proceeds. For this purpose, Shares tendered will be treated as repurchased on a “first in-first out” basis. Therefore, Shares repurchased will be deemed to have been taken from the earliest purchase of Shares made by such Shareholder (adjusted for subsequent net profits and losses) until all such Shares have been repurchased, and then from each subsequent purchase of Shares made by such Shareholder (as adjusted) until such Shares are repurchased.

●	If the Offer is oversubscribed by investors who tender Shares, the Fund may extend the repurchase offer period and increase the amount of Shares that the Fund is offering to purchase, repurchase a pro rata portion of the Shares tendered, or take any other action permitted by applicable law.

●	Payment for the repurchases of Shares by the Fund will be made in the form of promissory notes (the "Notes," and each, a "Note"). Each tendering Shareholder will receive a promissory note entitling the Shareholder to receive the value of the Shares determined as of the Valuation Date. The Notes provided to Shareholders in payment for tendered Shares will not be transferable. The delivery of such Notes will generally be made within 65 days of the Notice Due Date. Each Note will be held by U.S. Bank Global Fund Services on the tendering Shareholder’s behalf. Upon a written request by you to U.S. Bank Global Fund Services, U.S. Bank Global Fund Services will mail the Note to the tendering Shareholder’s address, as maintained in the books and records of the Fund.

●	The Note will entitle the Shareholder to an initial payment in cash equal to at least 90% of the unaudited net asset value of the Shares (the "Initial Payment"). The Initial Payment will be made within 65 days after the Notice Due Date.

The second and final payment in respect of a promissory note (the "Post-Audit Payment") is expected to be in an amount equal to the excess, if any, of (1) the value of the repurchased Shares, determined as of the Valuation Date and based upon the results of the annual audit of the Fund's financial statements for the year in which the Valuation Date occurs, over (2) the Initial Payment. It is anticipated that the annual audit of the Fund's financial statements will be completed within 60 days after the end of the fiscal year of the Fund (October 31) and that the Post-Audit Payment will be made promptly after the completion of the audit.

In addition, the Fund may determine to make a payment equal to 100% of the value of the repurchased shares, determined as of the Valuation Date, in which case the Fund will not issue a Promissory Note or make a post-audit adjustment.

Payments for the repurchase of Shares (and any Notes issued in connection therewith) will be made from the proceeds from one or more of the following sources: cash on hand, proceeds from the sale of securities held by the Fund, or borrowings (if the Fund elects to borrow).

●	Following this summary is a formal notice of the Fund’s offer to purchase your Shares. The Offer remains open to you until the end of the day on January 30, 2026, at 11:59 p.m., Eastern Time. Until this time, you have the right to change your mind and withdraw your Shares from consideration for purchase. Once cancelled, Shares may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described herein. If the Fund has not yet accepted your tender of Shares on or prior to March 2, 2026 (i.e., the date 40 business days from the commencement of the Offer), you will also have the right to cancel the tender of your Shares after such date. See Item 4(a)(1)(vi).

●	If you would like the Fund to purchase your Shares, you should mail or fax a Letter of Transmittal (the last page of the letter will suffice), enclosed with this Offer, to the Fund, c/o U.S. Bank Global Fund Services, at the address/fax number listed in this Offer, so that it is received before the end of the day on January 30, 2026, at 11:59 p.m., Eastern Time. Of course, the net asset value of the Fund (and therefore the net asset value of the Shares held by each investor) is likely to change before March 31, 2026, when the value of your Shares will be determined for purposes of calculating your purchase price. The net asset value of your Shares is determined daily.

●	Please note that just as each Shareholder has the right to withdraw its tender prior to the Notice Due Date, the Fund has the right to cancel, amend or postpone the Offer at any time before the Notice Due Date. You should also realize that although the Offer is scheduled to expire on January 30, 2026, a Shareholder that tenders all of its Shares will remain a Shareholder of the Fund through March 31, 2026 or a later date determined by the Fund if the Offer is extended (in each case, the “Repurchase Date”), notwithstanding the Fund’s acceptance of the Shareholder’s Shares for purchase. .

●	If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal by U.S. Bank Global Fund Services. To assure good delivery, please send the Letter of Transmittal to U.S. Bank Global Fund Services and not to your broker or dealer or financial advisor. If you fail to confirm receipt of your Letter of Transmittal by U.S. Bank Global Fund Services, there can be no assurance that your tender has been received by the Fund.

ITEM 2.	ISSUER INFORMATION.

(a) The name of the issuer is "SEG Partners Long/Short Equity Fund." The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company, and is organized as a Delaware statutory trust. The principal executive office of the Fund is located at c/o Select Equity Group, L.P., 380 Lafayette Street, New York, New York, 10003, and the phone number is (212) 475-8335.

(b) The title of the securities that are the subject of the Offer is Class I and Class A Shares of beneficial interest in the Fund. As of the close of business on December 31, 2025, the net asset value of the Fund was $157,881,363. Subject to the conditions set out in the Offer, the Fund will purchase Shares in an amount up to 25% of the net assets of the Fund that are tendered by and not cancelled by Shareholders as described above in Item 1.

(c) There is no established trading market for the Shares, and any transfer of a Share is strictly limited by the terms of the Fund’s Agreement and Declaration of Trust dated November 8, 2024 (as it may be amended from time to time, the “Declaration of Trust”).

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

The name of the filing person (i.e., the Fund and the subject company) is "SEG Partners Long/Short Equity Fund." The Fund's principal executive office is located at c/o Select Equity Group, L.P., 380 Lafayette Street, New York, New York, 10003 and the telephone number is (212) 475-8335. The investment adviser of the Fund is Select Equity Group, L.P. (the “Adviser”). The principal executive office of the Adviser is located at 380 Lafayette Street New York, New York 10003. The trustees on the Board are Jon Morgan, Kristen Leopold, Maureen O’Toole and Matthew Stadtmauer. The address for the Board of Trustees is c/o SEG Partners Long/Short Equity Fund, 380 Lafayette Street, New York, New York, 10003.

ITEM 4.	TERMS OF THE TENDER OFFER.

(a) (1) (i) Subject to the conditions set out in the Offer, the Fund will purchase Shares in an amount up to approximately 25% of the net assets of the Fund that are tendered by Shareholders by 11:59 p.m., Eastern Time, on January 30, 2026 (or if the Offer is extended, by any later Notice Due Date) and not cancelled as described in Item 4(a)(1)(vi).

(ii) The value of the Shares tendered to the Fund for purchase will be the net asset value as of the close of business on March 31, 2026, or, if the Offer is extended, as of any later Valuation Date, after the reduction for all fees, any required tax withholding and other liabilities of the Fund to the extent accrued or otherwise attributable to the Shares being repurchased. See Item 4(a)(1)(v) below.

A Shareholder may tender its entire amount of Shares or a portion of its Shares. However, if a Shareholder does not tender all of its Shares, the Shareholder’s remaining account balance (i.e., the Shareholder’s account balance determined as of March 31, 2026 less the dollar amount of the investor's tender and any applicable Early Repurchase Fee) must be equal to at least $50,000. If an investor tenders an amount that would cause the investor's account balance to fall below the required minimum, the Board reserves the right to reduce the amount to be purchased from such investor so that the required minimum balance is maintained. If, solely as a result of a decline in the net asset value of the Fund between April 30, 2025 and March 31, 2026, the remaining account balance as of March 31, 2026, net of the amount of any tender, is below $50,000, the Fund will not reduce the amount of the tender.

Each Shareholder may tender some of their Shares (subject to their maintenance of a minimum account balance as described above). In either case, repurchases of Shares by the Fund will be made in the form of a Note. The delivery of such Note will generally be made promptly (within five business days) after March 31, 2026. Each Note will be held by U.S. Bank Global Fund Services on the Shareholder’s behalf. Upon a written request to U.S. Bank Global Fund Services, U.S. Bank Global Fund Services will mail the Note to the tendering Shareholder at the address maintained in the books and records of the Fund. Each Note will entitle a Shareholder to an initial payment in cash equal to at least 90% of the unaudited net asset value of the Shares (the "Initial Payment"). The Initial Payment will be made within 65 days of the Notice Due Date. The second and final payment in respect of a Note (the "Post-Audit Payment") is expected to be in an amount equal to the excess, if any, of (1) the value of the repurchased Shares, determined as of the Valuation Date and based upon the results of the annual audit of the Fund's financial statements for the year in which the Valuation Date occurs, over (2) the Initial Payment. It is anticipated that the annual audit of the Fund's financial statements will be completed within 60 days after the end of the fiscal year of the Fund (October 31) and that the Post-Audit Payment will be made promptly after the completion of the audit.

In addition, the Fund may determine to make a payment equal to 100% of the value of the repurchased shares, determined as of the Valuation Date, in which case the Fund will not issue a Promissory Note or make a post-audit adjustment.

(iii) The Offer is scheduled to expire at 11:59 p.m., Eastern Time, on January 30, 2026. Shareholders that wish to tender Shares for purchase must do so by that time, unless the Offer is extended in the absolute discretion of the Board.

(iv) Not applicable.

(v) At the absolute discretion of the Board, the Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is open by notifying Shareholders of such extension. The Fund reserves the right to adjust the date on which the net asset value of Shares will be determined to correspond with any extension of the Offer. The later of the Initial Expiration Date or the latest time and date to which the Offer is extended hereinafter is called the "Expiration Date." The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 4 and 8 of the Offer. Shareholders will be notified of any such extension, amendment or cancelation.

(vi) Until the Notice Due Date, Shareholders have the right to change their minds and cancel any tenders of their Shares. Once a tender is cancelled, Shares may be re- tendered, provided that such tenders are made before the appropriate due date. If the Fund has not yet accepted a Shareholder's tender of Shares on or prior to March 2, 2026, a Shareholder will also have the right to cancel its tender of its Shares after such date.

(vii) Shareholders wishing to tender Shares pursuant to the Offer should mail a completed and executed Letter of Transmittal (the last page will suffice) to U.S. Bank Global Fund Services, to the attention of Tender Offer Administrator, at the address set forth, or fax a completed and executed Letter of Transmittal to U.S. Bank Global Fund Services, also to the attention of Tender Offer Administrator, at the fax numbers set forth. The completed and executed Letter of Transmittal must be received by U.S. Bank Global Fund Services, either by mail or by fax, no later than 11:59 p.m., Eastern Time, on January 30, 2026 (or if the Offer is extended, by any later Notice Due Date). The Fund recommends that all documents be submitted to U.S. Bank Global Fund Services by certified mail, return receipt requested, or by facsimile transmission. If a Shareholder elects to tender, it is the tendering Shareholder's responsibility to confirm receipt of the Letter of Transmittal or other document by U.S. Bank Global Fund Services. For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Shares that are tendered if and when it gives written notice to the tendering Shareholder of its election to purchase such Shares. Any Shareholder tendering Shares pursuant to this Offer may withdraw its tender (a) at any time on or before the Expiration Date and (b) at any time after March 2, 2026, if the tender of Shares has not then been accepted by the Fund. To be effective, any notice of withdrawal must be timely received by U.S. Bank Global Fund Services at the address or fax numbers set forth. Such receipt should be confirmed by the Shareholder in accordance with the procedures set out in Section 5 of the Offer to Purchase. A form to give notice of withdrawal is included in the mailing sent to Shareholders. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination shall be final and binding.

(viii) For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Shares that are tendered as, if and when it gives written notice to the tendering Shareholder of its election to purchase such Shares. As stated in Section 3 of the Offer, the purchase price of a Share tendered by any Shareholder will be the net asset value thereof as of the close of business on the Valuation Date. If the Fund elects to extend the tender period for any reason beyond the Valuation Date, for the purpose of determining the purchase price for tendered Shares, the net asset value of such Shares generally will be determined by the Board. The Fund reserves the right to adjust the date on which the net asset value of Shares will be determined to correspond with any extension of the Offer.

(ix) If Shares in excess of approximately 25% of the net assets of the Fund (more than $39,470,341 of Shares) are duly tendered to the Fund prior to the Notice Due Date and not cancelled prior to the Notice Due Date, the Fund will in its sole discretion either, (a) accept any additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended; or (b) accept Shares tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Shares. The Fund has no present intention to accept any additional Shares.

(x) The purchase of Shares pursuant to the Offer will have the effect of decreasing the size of the Fund and increasing the proportionate interest in the Fund of investors who do not tender Shares. A reduction in the aggregate assets of the Fund may result in investors who do not tender Shares bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made from time to time. Shares that are tendered to the Fund in connection with this Offer will be retired, although the Fund may issue new Shares from time to time in transactions not involving any public offering conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended.

(xi) Not applicable.

(xii)

The following discussion is a general summary of the federal income tax consequences of the purchase of Shares by the Fund for cash pursuant to the Offer. Shareholders should consult their own tax advisers for a complete description of the tax consequences to them of a purchase of their Shares by the Fund pursuant to the Offer.

A Shareholder will generally recognize a taxable gain or loss on a sale of their Shares in an amount equal to the difference between their tax basis in the Shares and the amount they receive for them. Generally, this gain or loss will be long-term or short- term depending on whether the holding period exceeds twelve months. Additionally, any loss realized on a disposition of Shares of the Fund may be disallowed under “wash sale” rules to the extent the Shares disposed of are replaced with other Shares of the Fund within a period of 61 days beginning 30 days before and ending 30 days after the Shares are disposed of, such as pursuant to a dividend reinvestment in Shares of the Fund. If disallowed, the loss will be reflected in an upward adjustment to the basis of the Shares acquired.

Pursuant to the regulations directed at tax shelter activity, taxpayers are required to disclose to the Internal Revenue Service certain information on Form 8886 if they participate in a “reportable transaction.” A transaction may be a “reportable transaction” based upon any of several indicia with respect to a Shareholder, including the recognition of a loss in excess of certain thresholds (for individuals, $2 million in one year or $4 million in any combination of years). Shareholders should consult their own tax advisers concerning any possible disclosure obligation with respect to their investment in Shares.

Certain investors who are individuals, estates or trusts and whose income exceeds certain thresholds will be required to pay a 3.8% Medicare tax on all or a portion of their “net investment income,” which may include all or a portion of any capital gains recognized in connection with a sale of Shares pursuant to the Offer. The Fund may be required to withhold, for U.S. federal income taxes, a portion of the tender proceeds payable to investors who fail to provide the Fund with their correct taxpayer identification numbers (TINs) or who otherwise fail to make required certifications, or if the Fund or the investor has been notified by the Internal Revenue Service ("IRS") that such investor is subject to backup withholding. Certain investors specified in the Code and the Treasury Regulations promulgated thereunder are exempt from backup withholding but may be required to provide documentation to establish their exempt status. Backup withholding is not an additional tax. Any amounts withheld will be allowed as a refund or a credit against the investor's federal income tax liability if the appropriate information is provided to the IRS.

Investors who sell their Shares pursuant to the Offer may be subject to state, local and/or foreign taxes. All investors are urged to consult their own tax advisers regarding the U.S. federal, state, local and foreign tax consequences to them of selling their Shares pursuant to the Offer.

(a) (2) Not applicable.

(b) Any Shares to be purchased from any officer, Trustee or affiliate of the Fund will be on the same terms and conditions as any other purchase of Shares.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The Fund’s registration statement on Form N-2, filed with the U.S. Securities and Exchange Commission (the “SEC”) (as it may be amended, modified or otherwise supplemented from time to time, the “Registration Statement”), which was provided to each Shareholder in advance of subscribing for Shares, and the Declaration of Trust provide that the Board has the discretion to determine whether the Fund will purchase Shares from Shareholders from time to time pursuant to written tenders. The Registration Statement also states that the Adviser anticipates recommending to the Board that the Fund offer to repurchase interests from its Shareholders quarterly each year. The Fund commenced operations on April 1, 2025 and has previously offered to purchase Shares from Shareholders pursuant to written tender. The Fund’s previous tender offer for the repurchase of Shares had an expiration date of October 31, 2025.

The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between: (a) the Fund, the Adviser or the Board or any person controlling the Fund, the Adviser or Board; and (b) any other person, with respect to the Shares.

ITEM 6.	PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS.

(a) The purpose of the Offer is to provide liquidity to investors who hold Shares as contemplated by and in accordance with the procedures set forth in the Registration Statement and the Declaration of Trust.

(b) Shares that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Shares from time to time in accordance with the Declaration of Trust. The Fund currently expects that it will accept subscriptions for Shares from time to time, but is under no obligation to do so, and may do so as determined by the Board.

(c) None of the Fund, the Adviser or the Board or any person controlling the Fund, the Adviser or the Board has any plans or proposals that relate to or would result in: (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (ii) any purchase, sale or transfer of a material amount of assets of the Fund; (iii) any material change in the present dividend rate or policy or indebtedness or capitalization of the Fund; (iv) any change in the identity of either of the Fund's members of the Board, or in the management of the Fund, including but not limited to, any plans or proposals to change the number or the term of members of the Board, to fill any existing vacancy on the Board or to change any material term of the Fund's Investment Advisory Agreement with the Adviser; (v) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; (vi) the acquisition by any person of additional Shares (other than the Fund's intention to accept subscriptions for Shares from time to time in the discretion of the Board), or the disposition of Shares (other than through periodic tender offer to purchase as described in Item 5 above, including the Offer); or (vii) any changes in the Declaration of Trust or other governing instruments or other actions that could impede the acquisition of control of the Fund, other than presently exist. Because Shares are not traded in any market, Subsections (6), (7) and (8) of Regulation M-A ss. 229.1006(c) are not applicable to the Fund.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The Fund expects that the amount offered for the purchase of Shares pursuant to the Offer, which will not exceed approximately 25% of the net assets of the Fund (unless the Fund elects to purchase a greater amount as described in Item 4(a)(1)(ix)), will be paid from one or more of the following sources: cash on hand, proceeds from the sale of securities held by the Fund, and/or borrowings (as described in paragraph (d) below).

(b) There are no material conditions to the financing of the transaction. There are currently no alternative financing plans or arrangements for the transaction.

(c) Not applicable.

(d) None of the Fund, the Adviser or the Board or any person controlling the Fund, the Adviser or the Board, has determined at this time to borrow funds to purchase Shares tendered in connection with the Offer. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Shares, subject to compliance with applicable law. The Fund expects that the repayment of any amounts borrowed will be financed from: (i) additional funds contributed to the Fund by existing or new Shareholders; and (ii) from a liquidation of a portion of the Fund's portfolio assets.

ITEM 8.	INTEREST IN SECURITIES OF THE ISSUER.

(a) As of December 31, 2025, none of the Fund’s independent Trustees or officers held any Shares.

(b) Other than the issuance of Shares by the Fund in the ordinary course of business, there have been no transactions involving Shares that were effected during the past 60 days by the Fund, the Adviser, any member of the Board or any person deemed to be controlling the Fund, the Adviser or the Board.

ITEM 9	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been directly or indirectly employed or retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10	FINANCIAL STATEMENTS.

(a)	(1) Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to Shareholders pursuant to Rule 30b1-1 under 1940 Act, and filed with the SEC pursuant to Rule 30b2- 1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

Unaudited financial statements for the period ended April 30, 2025, previously filed with the SEC on Form N-CSRS on July 1, 2025.

(2) The Fund is not required to and does not file quarterly unaudited financial statements under the Exchange Act. The Fund does not have earnings per share information.

(3) Not applicable.

(4) Net asset value per share as of December 31, 2025 was $25.94 for Class I Shares, and $25.78 for Class A Shares.

(b)	The Fund's assets will be reduced by the amount of the tendered Shares that are purchased by the Fund.

ITEM 11.	ADDITIONAL INFORMATION.

(a)	(1) None.

(2)	None.

(3)	Not applicable.

(4)	Not applicable.

(5)	None.

(b)	Not applicable.

(c)	None

Item 12.	EXHIBITS.

Reference is hereby made to the following exhibits, which collectively constitute the Offer to Shareholders and are incorporated herein by reference:

(a)(1)(i).	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii).	Offer to Purchase.

(a)(1)(iii).	Form of Letter of Transmittal.

(a)(1)(iv).	Form of Notice of Cancellation of Tender.

(a)(1)(v).	Forms of Letters from the Fund to Shareholders in connection with the Fund's acceptance of tenders of Shares.

(b)(1)(i).	Cover Letter to Offer to Purchase (Merrill)

(b)(1)(ii).	Offer to Purchase (Merrill)

Filing Fees: Calculation of Filing Fee Table

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

SEG Partners Long/Short Equity Fund

By:	/s/ Matthew Stadtmauer
	Name:	Matthew Stadtmauer
	Title:	Interested Trustee, President and Principal Executive Officer

January 2, 2026

EXHIBIT INDEX

EXHIBITS

(a)(1)(i).	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii).	Offer to Purchase.

(a)(1)(iii).	Form of Letter of Transmittal.

(a)(1)(iv).	Form of Notice of Cancellation of Tender.

(a)(1)(v).	Forms of Letters from the Fund to Shareholders in connection with the Fund's acceptance of tenders of Shares.

(b)(1)(i).	Cover Letter to Offer to Purchase (Merrill)

(b)(1)(ii).	Offer to Purchase (Merrill)

Filing Fees: Calculation of Filing Fee Tables